

Mail Stop 3030

March 23, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. William A. Priddy, Jr.
Chief Financial Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina

> **Re: RF Micro Devices, Inc.**
> **Form 10-K for the Year Ended March 29, 2008**
> **Filed May 28, 2008**
> **Form 10-Q for the Quarter Ended December 27, 2008**
> **File No. 000-22511**

Dear Mr. Priddy:

We have reviewed your filings and your response letter dated March 11, 2009 and we have the following comments. Where indicated, we think you should revise your documents in future filings in response to this comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 29, 2008

1.   We note from your responses to prior comments 1 and 10 of our letter dated January 26, 2009 that your future filings would be responsive to those comments. It does not appear, however, that your quarterly report on Form 10-Q filed on February 5, 2009 included the requested disclosure. Please confirm our understanding that all of your applicable future filings will be responsive to those comments.

Form 10-Q for the Quarter Ended December 27, 2008

Note 7. Goodwill and Intangible Assets, page 11

2.   We note your disclosure on page 12 that the goodwill impairment charge recorded in the third quarter has not yet been finalized and that "any adjustments to [your] preliminary estimates as a result of completing this evaluation will be recorded in the financial statements for the quarter ending March 28, 2009." Please tell us whether you have completed your analysis and, if so, whether you expect to record any adjustments to the charge. In this regard, please also confirm that any adjustments to the charge will be reflected as a third quarter item in all future filings. If not, tell us why you believe it is appropriate to reflect the adjustment as a fourth quarter charge.

3.   We note that you conduct your annual impairment test on the first day of the fourth quarter in each fiscal year. Tell us whether you have completed your annual impairment test and, if so, whether you expect to record additional impairment to your goodwill. In this regard, tell us how you considered the continued downturn in the economy in your annual impairment test.

Note 9. New Accounting Pronouncements, page 13

4.   We note your response to prior comment 6. It appears that your outstanding convertible subordinated notes may be impacted by FSP APB 14-1, which you will be required to adopt in the first quarter of fiscal year 2010. Please revise future filings as applicable to provide all of the disclosures required by SAB Topic 11:M.

Note 10. Restructuring, page 14

5.   We note your disclosures here and on page 20 related to your restructuring plans. Please revise your future filings to provide the disclosures required by paragraph 20(b) of SFAS 146 for each restructuring activity for all reporting periods presented until the activities are completed. In addition, please revise your MD&A in future filings to include disclosure of *all* of the items identified in SAB Topic 5.P.4.

RF Micro Devices, Inc.
Mr. William A. Priddy, Jr.
March 23, 2009
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551- 3269, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief